Exhibit 1-1
FIRSTENERGY VENTURES CORP.
Consolidated Balance Sheet (Unaudited)
                   December 31, 2004
(In Thousands)

ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$-
Receivables:
Associated companies	11,562
Other	3,168
Notes receivable from associated companies	51,090
Material and supplies	551
Prepayments and other	2,236
68,607

PROPERTY, PLANT AND EQUIPMENT:
In service	204,099
Less: Accumulated provision for depreciation	31,634
172,465
Construction work in progress	-
172,465

INVESTMENTS:
Other	32,006
32,006

DEFERRED CHARGES:
Goodwill	67
Other	2,824
2,891

TOTAL ASSETS	$275,969

LIABILITIES & CAPITALIZATION

CURRENT LIABILITIES:
Currently payable long-term debt	$3,702
Notes payable to associated companies	1,128
Accounts payable
Other	463
Associated companies	8,298
Accrued taxes	1,469
Accrued interest	2,862
Other	26
17,948

CAPITALIZATION:
Common stockholder’s equity	110,446
Long-term debt	134,029
244,475

DEFERRED CREDITS:
Accumulated deferred income taxes	7,965
Other	5,581
13,546

TOTAL LIABILITIES & CAPITALIZATION	$275,969

Exhibit 1-1

FIRSTENERGY VENTURES CORP.
Consolidated Statement of Operations (Unaudited)
(In Thousands)

	Three Months	Twelve Months
	Ended	Ended
	Dec. 31, 2004	Dec. 31, 2004

REVENUES	$9,572	$37,402

EXPENSES:

Fuel expense	1,235	4,605
Other operating expenses	3,612	14,199
Provision for depreciation
and amortization	2,560	10,236
General taxes	174	248
Total expenses	7,581	29,288

INCOME BEFORE INTEREST
& INCOME TAXES	1,991	8,114

NET INTEREST CHARGES:

Interest expenses	2,203	8,961
Capitalized interest	-	-
Net interest charges	2,203	8,961

INCOME TAXES	282	49

NET LOSS	$(494)	$(896)